July 16, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Kate Beukenkamp, Attorney-Advisor Kathleen Krebs, Special Counsel Larry Spirgel, Assistant Director Christine Adams, Senior Staff Accountant Terry French, Accountant Branch Chief

Re:	RetailMeNot, Inc.
Registration Statement on Form S-1 (File No. 333-189397)

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933 (the “Act”), we, as representatives of the several Underwriters, hereby join in the request of RetailMeNot, Inc. (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:00 p.m., Eastern Time, on July 18, 2013, or as soon thereafter as practicable.

Pursuant to Rule 460 of the Act, we wish to advise you that we have effected the following distribution of the Company’s preliminary prospectus dated July 8, 2013:

(i) Dates of distribution: on July 8, 2013 through the date hereof

(ii) Number of preliminary prospectuses furnished to underwriters: approximately 1,539

(iii) Number of preliminary prospectuses furnished to investors: approximately 8,901

(iv) Number of preliminary prospectuses furnished to dealers: approximately 15

(iv) Number of preliminary prospectuses distributed to others, including the Company, the Company’s counsel, independent accountants, and underwriters’ counsel: approximately 54

We, the undersigned, as representatives of the several Underwriters, have and will, and we have been informed by the participating underwriters that they have and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

Very truly yours,

MORGAN STANLEY & CO. LLC GOLDMAN, SACHS & CO. CREDIT SUISSE SECURITIES (USA) LLC

Acting severally on behalf of themselves and the several underwriters

By:	MORGAN STANLEY & CO. LLC

By:	/s/ Jon Redmond
Name: Jon Redmond Title: Executive Director

By:	GOLDMAN, SACHS & CO.

By:	/s/ Adam T. Greene
Name: Adam T. Greene Title: Vice President

By:	CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Tobias Jordan
Name: Tobias Jordan Title: Director

[Signature Page to Acceleration Request by Underwriters]